Mayer Brown LLP

71 South Wacker Drive

Chicago, IL 60606-4637

United States of America

T: +1 312 782 0600

F: +1 312 701 7711

mayerbrown.com

Lawrence R Hamilton

Partner

T: +1 312 701 7055

F: +1 312 706 8333

LHamilton@mayerbrown.com

January 4, 2021
VIA EDGAR
Mr. John M. Ganley, Esq. U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	DTF Tax-Free Income Inc.
Definitive Proxy Statement on Schedule 14A,
File No. 811-06416

Dear	Mr. Ganley:

On behalf of DTF Tax-Free Income Inc. (the “Fund”), set forth below is the Fund’s response to the comments provided by the staff (the “Staff”) of the Division of Investment Management of the Securities and Exchange Commission on December 31, 2020, regarding the Fund’s Preliminary Proxy Statement on Schedule 14A (the “Proxy Statement”).

For your convenience, the Staff’s comments are numbered and presented in italicized text below, and each comment is followed by the Fund’s response.

1.

Please revise the proxy statement to provide information on how to access the Standstill Agreement filed as an exhibit by Karpus in its Schedule 13D/A filed on November 30, 2020, and please also consider providing a hyperlink to the Standstill Agreement.

The Fund will revise the section “Amendment of the Fund’s Charter—Background” to include information on how to access the Standstill Agreement, and will also provide a hyperlink to the Standstill Agreement.

2.

We believe that Proposal #2 includes two separate proposals for amending the Fund’s charter: (i) providing for the Fund’s existence to terminate in seven years and (ii) allowing the Fund’s board of directors to restore the Fund’s perpetual existence if, prior to the expiration of the seven-year period, the Fund conducts an eligible tender offer that leaves the Fund with at least $75 million of net assets. These proposals do not appear to the Staff to be inextricably intertwined, so please provide us with your analysis as to why the matters covered by Proposal #2 should not be unbundled and voted on as two separate proposals. Please refer to Rule 14a-4(a)(3) under the Securities Exchange Act of 1934 and the interpretations of the Staff thereunder.

The Fund will revise the disclosure throughout the Proxy Statement to unbundle the components of the proposed charter amendment to be voted on as two separate proposals.

Mayer Brown is a global services provider comprising an association of legal practices that are separate entities including

Mayer Brown LLP (Illinois, USA), Mayer Brown International LLP (England), Mayer Brown (a Hong Kong partnership)

and Tauil & Chequer Advogados (a Brazilian partnership).

Mayer Brown LLP

Mr. John M. Ganley, Esq.

January 4, 2021

3.	Please provide your analysis supporting the Fund’s view that a separate vote by the holders of preferred stock of the Fund is not required to approve the charter amendment.

The Fund has outstanding one series of preferred stock, called Remarketable Variable rate MuniFund Term Preferred Shares, Series 2050 (the “RVMTP Shares”). The articles supplementary establishing and fixing the rights and preferences of the RVMTP Shares (the “Articles Supplementary”) require a separate class vote of the holders of the RVMTP Shares for any charter amendment that would materially and adversely affect any preference, right or power of the RVMTP Shares or such holders.

The Articles Supplementary provide that the term redemption date of the RVMTP Shares is November 2, 2050. On that date the Fund is required to redeem all of the outstanding RVMTP Shares for a redemption price equal to the liquidation preference for such shares, plus an amount equal to all unpaid dividends and other distributions on such shares accumulated to (but excluding) the term redemption date.

The Articles Supplementary also provide that from and after November 2, 2022, the Fund may optionally redeem any or all of the outstanding RVMTP Shares prior to the term redemption date (subject to meeting certain financial tests) for a redemption price equal to the liquidation preference for such shares, plus an amount equal to all unpaid dividends and other distributions on such shares accumulated to (but excluding) the optional redemption date, without paying any early redemption premium.

The proposed charter amendment establishes a termination date for the Fund of March 1, 2028. On that date, prior to making any liquidating distributions to the holders of preferred stock, the Fund will be required to make a liquidating distribution to the holders of the outstanding RVMTP Shares equal to the liquidation preference for such shares, plus an amount equal to all unpaid dividends and other distributions on such shares accumulated to (but excluding) the distribution date.

Based on the foregoing, the optional redemption price per RVMTP Share that would be payable as of March 1, 2028 if the Fund exercised its option to redeem the RVMTP Shares on that date is identical to the liquidating distribution per RVMTP Share that would be payable as of March 1, 2028 if the charter amendment is approved.

Accordingly, the Fund does not believe that the establishment of a termination date for the Fund of March 1, 2028 would materially and adversely affect any preference, right or power of the RVMTP Shares or their holders, since the existing terms of the RVMTP Shares already permit the Fund to optionally redeem the RVMTP Shares on or after November 2, 2022 for a redemption price equal to the amount of the liquidating distribution described in the proxy statement, without paying any early redemption premium.

Mayer Brown LLP

Mr. John M. Ganley, Esq.

January 4, 2021

Accordingly, the Fund respectfully submits that no separate class vote of the holders of the Fund’s preferred stock is required to approve the charter amendment.

Please do not hesitate to call me at (312) 701-7055 with any questions or further comments regarding this submission or if you wish to discuss the above response. Please note that the Fund intends to finalize the proxy statement for printing by end of day on Thursday, January 7.

Very truly yours,

/s/ Lawrence R. Hamilton

Lawrence R Hamilton

cc:	William J. Renahan, Esq., Duff & Phelps Investment Management Co.
Adam D. Kanter, Esq., Mayer Brown LLP